FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of February 2018

Commission file number: 000-29884

EVIATION AIRCRAFT LTD.
(Translation of Registrant’s Name into English)

1 Ha'Ofeh Street, Kadima-Tzoran, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Eviation Aircraft Ltd.

Eviation Aircraft enters into a Binding MOU for an Equity Investment

On February 21, 2018, Eviation Aircraft Ltd. (the “Company”) announced that it has entered into a Binding Memorandum of Understanding with Mr. Udi Sheleg (the “MOU”). Pursuant to the MOU, the parties agreed to negotiate a definitive agreement for an equity investment in the Company by Mr. Sheleg or an affiliate, of up to $12,000,000 (the “Investment Amount”) at a price per Ordinary Share of $1.50. The Investment Amount shall be paid in up to three installments (the “Investment”).

Pursuant to the terms of the MOU, Mr. Sheleg shall advance to the Company by March 15, 2018 an aggregate amount of $2,000,000 on account of the Investment, of which $500,000 has already been advanced to the Company as of the date hereof (the “Advance Amount”).

To the extent the Company and Mr. Sheleg or his affiliate fail to enter into a definitive agreement for the Investment (the “Definitive SPA”) by March 30, 2018, then the Company shall be required to repay the Advance Amount to Mr. Sheleg promptly upon the closing of an equity investment in the Company of at least US$2,000,000.

The MOU includes certain principles for the Definitive SPA, including that the Investor shall be entitled to receive a warrant for the purchase of up to 3,000,000 Ordinary Shares of the Company for no additional consideration, exercisable solely upon the Investor having timely paid the Company the entire Investment Amount.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in our periodic reports filed with the Securities and Exchange Commission. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eviation Aircraft Ltd.
(Registrant)

By:	/s/ Omer Bar-Yohay
Omer Bar-Yohay
Chief Executive Officer

Dated: February 21,  2018